[OBJECT OMITTED]
                    MEMORANDUM TO FIRST UNION NATIONAL BANK

                                                               December 4, 2000

                   Re: First Union Mortgage Loan Repurchase

     ORIX Real Estate Capital Markets, LLC ("ORIX"), the current Special Servicer and Master Servicer for the First Union-Lehman Brothers-Bank of America Commercial Mortgage Trust Series 1998-C-2 transaction has delivered to you a letter dated as of July 5, 2000 (the "ORIX Letter") which demanded repurchase of certain performing Mortgage Loans held by the Trust Fund for claimed Document Defects. In connection with our review of the merits of the claims set forth in the ORIX Letter, we have reviewed (a) the letter dated as of May 24, 2000 from the Structured Products Servicing Group of First Union National Bank, in its capacity as master servicer ("First Union Servicing") to the Commercial Real Estate Finance Group of First Union National Bank, in its capacity as mortgage loan seller (the "First Union Servicing Letter"); (b) the Mortgage Loan Purchase Agreement dated as of May 1, 1998 (the "Mortgage Loan Purchase Agreement") between First Union National Bank, in its capacity as mortgage loan seller ("Seller") and First Union Commercial Mortgage Securities, Inc. ("Purchaser"), (c) the letter from First Union Servicing to ORIX and Seller dated as of September 26, 2000 ("FUNB Clarification Letter"),
(d) the First Union Commercial Mortgage Securities, Inc. Press Release and 8-K, dated as of October 27, 2000 (the "8-K") and (e) the Pooling and Servicing Agreement, dated as of May 1, 1998 (the "Pooling and Servicing Agreement") between First Union Commercial Mortgage Securities, Inc., as depositor, First Union National Bank, as master servicer, Criimi Mae Services Limited Partnership ("Crimii Mae"), as special servicer, and Norwest Bank Minnesota, National Association (n/k/a Wells Fargo Bank Minnesota, N.A.), as trustee ("Trustee"). All capitalized terms not otherwise defined herein have the meaning set forth in the Pooling and Servicing Agreement.

     You have informed us that (a) ORIX acquired from Criimi Mae in May 2000 certain non-investment grade certificates issued by the Trust as part of Criimi Mae's bankruptcy restructuring, (b) as a condition to such purchase, ORIX required that First Union Servicing transfer its master servicing rights to ORIX, (c) First Union, as a "repo" lender to Criimi Mae, felt compelled to transfer its servicing, (d) First Union did transfer its master servicing rights to ORIX on May 31, 2000, and (e) at the time of transfer, ORIX was fully apprised of all Document Defects.

     I. Obligations to Repurchase

     Section 2.03(a) of the Pooling and Servicing Agreement states in relevant part that, if a Document Defect exists that materially and adversely affects the interests of Certificateholders or the value of the affected Mortgage Loans, "the Master Servicer shall request in writing that the related Mortgage Loan Seller cure such Document Defect or Breach, as the case may be, or repurchase the affected Mortgage Loan in accordance with Section 3(c) of the Mortgage Loan Purchase Agreement." Section 3(c) of the Mortgage Loan Purchase Agreement states that "if such Document Defect shall materially and adversely affect the value of such FUNB Mortgage Loan or the interests of the holders of the Certificate therein, the Seller shall in all cases on or prior to the second anniversary of the Closing Date either cause such Document Defect to be cured or repurchase the affected Mortgage Loan." [emphasis added] Thus, in all circumstances, the repurchase of affected Mortgage Loans is required only if the Document Defect materially and adversely affects the interests of the Certificateholders or the value of the affected Mortgage Loans.

     Based upon our review of the documents set forth above and our understanding of the issues being raised by ORIX, it does not appear that the claimed Document Defects should be deemed to materially and adversely affect said interests. Thus, ORIX would not have the right under the Pooling and Servicing Agreement to demand a repurchase of the Mortgage Loans identified in the ORIX Letter.

     The alleged Document Defects which were set forth in the ORIX Letter are the types of Document Defects which are found in the vast majority of CMBS transactions in the market today and which are typically cured in the ordinary course of business. This results, in part, from the fact that the return of recording information and recorded documents is outside the control of the Mortgage Loan Seller and is dependant upon state and county filing and recording offices. We are unaware of any mortgage loan seller being required to repurchase similarly situated performing loans because of such defects.

     The ORIX Letter identified the following four types of alleged Document
Defects:

          (a) failure to deliver certain applicable notes or allonges;

          (b) failure to deliver certain mortgages;

          (c) failure to deliver certain UCC financing statements; and

          (d) failure to deliver certain title policies.

     Subsequent to the ORIX Letter, ORIX indicated to the Seller with more specificity which alleged Document Defects remain to be cured. It is our understanding that, with the exception of twenty-three (23) missing copies of filed UCC-1 and UCC-3 financing statements, the only alleged Document Defects which remain outstanding consist of one (1) missing recorded assignment of assignment of leases and rents (which were not indicated as missing in the ORIX Letter) and one (1) missing recorded assignment of mortgage, both of which we understand have been submitted for recordation.

         (a)      Notes

     You have informed us that the Trustee has, and did have as of the date of the ORIX Letter, all of the original executed notes in its possession. Accordingly, the Trustee, on behalf of the Trust Fund, is a "holder" of the applicable notes under Section 3-804 of the Uniform Commercial Code ("UCC") and thus is the beneficiary of the prima facie right to recover sums due and owing under the applicable notes granted by certain other sections of the UCC. Additionally, we have been told by you that ORIX was, as of the date of the ORIX Letter, either in possession of, or had access to, copies of each of the original notes. To the extent that an original note has been misplaced by the Trustee or ORIX, ORIX would be able to, through an affidavit or other means, establish that the copy of the note is a true and correct copy of the original note. In the event that ORIX is merely lacking an allonge to certain of the notes, in light of the fact that there is ample evidence that the applicable Mortgage Loans were transferred to the Trust Fund (assignments of mortgages, the Mortgage Loan Purchase Agreement, etc.) and that in many states the note follows the mortgage (i.e. when the mortgage is assigned of record, the note is transferred to the assignee), the failure to locate an allonge would not constitute a material and adverse effect on the value of the FUNB Mortgage Loans or the interest of the Certificateholders and would not meet the standards set forth in the Pooling and Servicing Agreement necessary to require a repurchase of Mortgage Loans. You have informed us that all of the alleged Document Defects relating to missing notes and allonges have been cured.

         (b)      Mortgages

     With respect to the recorded mortgages identified in Exhibit A to the ORIX Letter as missing, it is well established law that the mere absence of the original recorded mortgage will not affect the protection offered by applicable recording laws. United States v. Freidus, 769 F. Supp. 1266 (S.D.N.Y. 1991) (quoting Felin Associates, Inc., v. Rogers, 38 A.D.2d 6, 326 N.Y.S.2d 413, 415 (1st Dept. 1971)), Commonwealth Land Title Ins. Co. v. Lituchy, 161 A.D.2d 517, 518, 555 N.Y.S.2d 786 (1st Dept. 1990) (citing Mutual
Life Ins. Co. v. Nicholas, 144 A.D. 95, 1280N.Y.S. 902 (1st Dept. 1911)),
David v. Isman, 228 N.Y. 1 (1920). We have been told by you that ORIX was, as of the date of the ORIX Letter, either in possession of, or had access to, duplicate originals of each mortgage. Additionally, ORIX may obtain a copy of any recorded mortgage by requesting a copy from the applicable recording office. Assuming that each of the recorded mortgages alleged to be missing in the ORIX Letter had been submitted for recordation by the title company insuring the lien of such mortgage, it was just a matter of time before the county recording office copied and filed the applicable mortgage and returned it to the lender. In this event, possession of the original recorded mortgage offers no additional protection to the lender. In the unlikely event that either the title company failed to submit a mortgage for recording or a mortgage was misplaced by a county recording office prior to recordation, the lien priority of the mortgage is still insured by a nationally recognized title insurance company. Thus the lack of an original recorded mortgage in the Mortgage File would not meet the standards set forth in the Pooling and Servicing Agreement necessary to require a repurchase of a Mortgage Loan. You have informed us that no Document Defects relating to mortgages remain to be cured.

     (c) UCC-Financing Statements

     ORIX also noted certain missing UCC-1 financing statements in Exhibit A to the ORIX Letter. Whether the lack of evidence that a financing statement has been correctly filed would materially and adversely affect the interests of the Certificateholders or the value of the Mortgage Loans as required in the Pooling and Servicing Agreement to enforce the repurchase provisions relating to a loan would depend on the reason for omission and the nature of the real estate project which is collateral for the Mortgage Loan, as well as the ability and ease of remedying the alleged Document Defect prior to any event of default under the applicable Mortgage Loan. Although UCC-1 financing statements are often filed in connection with the origination of mortgage loans, a perfected security interest in the items which typically constitute the bulk of the collateral for the mortgage loan ( i.e. the real estate) is generally obtained by recording the mortgage in the appropriate recording office (which has been done) or, with respect to accounts, in most jurisdictions, by being the named party on the account. Thus, for most property types in which personal property (as opposed to real property) does not constitute more than a minimal portion of the collateral, it is doubtful whether any security interest in the personal property related to such properties has more than de minimis collateral value. It is our understanding that many of the UCC financing statements which are alleged to be missing are UCC-3 financing statements which assign the underlying UCC-1 financing statement. Often there is a delay in filing UCC-3 financing statements because the underlying UCC-1 financing statement has not been received from the applicable filing office and, without the underlying filed UCC-1 financing statement, the filing information which is required to be inserted into a UCC-3 financing statement cannot be readily obtained. Additionally, as stated above, in light of the fact that there is ample evidence that the applicable Mortgage Loans were transferred to the Trust Fund, the failure to locate a UCC-3 financing statement would not materially and adversely affect the interests of the Certificateholders or the value of the affected Mortgage Loan. Because the loan documents executed in connection with each Mortgage Loan generally grant lender a power of attorney to execute UCC-1 financing statements, in the event that any UCC-1 financing statement cannot be located, the lender may generally execute them on behalf of the borrower and submit the applicable UCC-1 financing statement for filing. We have been informed by you that only twenty-three (23) Document Defects relating to UCC financing statements remain to be cured and that you are in the process of having such UCC-1s re-executed and resubmitted for filing.

     (d) Title Policies

     You have told us that ORIX is either in possession of, or has access to, either final title policies or, in lieu thereof, marked-up title binders which constitute a binding insurance contract for all of the Mortgage Loans. Title binders provide the same title insurance as the final title policy. POWELL ON REAL PROPERTY, Matthew Bender, ed. ss. 92.02[5][c] (Dec. 1999). In the event of a title claim, the mere failure to present a final title policy would not constitute a defense to the payment of the claim if the insured party is in possession of a marked-up title binder evidencing the insurance and, thus, failure to have the original title policy should not meet the standards set forth in the Pooling and Servicing Agreement to constitute a buy-back condition. You have informed us that no Document Defects relating to final title policies remain to be cured.

     (e) Assignments of Assignment of Leases and Rents.

     Although not noted in the ORIX Letter, ORIX subsequently claimed that three (3) assignments of assignments of leases and rents with evidence of recording thereon has not been received. In light of the fact that ORIX has, in its Mortgage Files, allonges, recorded assignments of mortgages and numerous other indicia that the Trust is the current holder with respect to the underlying assignments of leases and rents including an unrecorded copy of the assignment of the assignments of leases and rents and, because the recorded mortgages (which have been assigned of record to the Trust Fund) generally contain language assigning all right, title and interest in the leases and rents to the lender, such missing assignments of assignments of leases and rents would not materially and adversely affect the interests of the Certificateholders or the value of the affected Mortgage Loans. You have informed us that only one (1) outstanding Document Defect relating to assignments of assignments of leases and rents remains to be cured.

     (f) Other Considerations

     Finally, you have informed us that ORIX, in its discussions with First Union, has stated that it was ORIX's belief that First Union Servicing made a determination of materiality with respect to the outstanding Document Defects as evidenced by the delivery of the First Union Servicing Letter. As a result of ORIX's assertion, First Union Servicing delivered the FUNB Clarification Letter which stated that "the May 24th Letter was sent without any prior determination as to whether the deficiencies noted on the attached report materially and adversely affected the interests of the Certificateholders or the value of the affected Mortgage Loans." The FUNB Clarification Letter also noted that Lehman Brothers Holdings, Inc. ("Lehman") received substantially the same letter in connection with Mortgage Loans which it sold to the Trust. First Union Servicing, as master servicer, informed the Rating Agencies with respect to the missing documents. In connection with such communications, the Rating Agencies have not downgraded, qualified or withdrawn the ratings of the Certificates.

     II. Servicing Standard and Fiduciary Duties

     Under the Pooling and Servicing Agreement, the Master Servicer owes a duty to all Certificateholders, as defined by the Servicing Standard on page 41 of the Pooling and Servicing Agreement. The Master Servicer must service and administer the Mortgage Loans "with the same care, skill, prudence and diligence with which. . . [it] generally services and administers similar mortgage loans with similar borrowers. . . [and] with a view to the maximization of the recovery on such Mortgage Loan on a net present value basis. . ." Additionally, the Master Servicer must perform its obligations under the Servicing Standard without regard to "the ownership of any Certificate."

     The alleged Document Defects which were set forth in the ORIX Letter are the types of document defects which are found in the vast majority of CMBS transactions in the market today and which are typically cured in the ordinary course of business. Moreover, the timeliness of receipt of recording information and recorded documents is outside the control of the Mortgage Loan Seller and is dependent upon state and county filing and recording offices. We are unaware of any mortgage loan seller being required to repurchase similarly situated performing loans because of such defects.

     While it is true that any repurchase by Seller could benefit ORIX as the holder of the unrated first loss class of Certificates which, as you have informed us, was purchased by ORIX at a substantial discount, such repurchase would materially harm the holders of other classes of Certificates, most immediately the holders of the interest-only class of Certificates. Under the Servicing Standard cited above, the Master Servicer must service the Mortgage Loans with the view to the maximization of recovery on the Mortgage Loans for Certificateholders, not just to maximize its interests in the transaction, and without regard to "the ownership of any Certificate by the Master Servicer or the Special Servicer." As the owner of the first-loss piece, serious issues are raised as to whether ORIX has acted in the best interests of all of the Certificateholders by demanding the repurchase of the affected Mortgage Loans, all of which are performing, and whether ORIX has failed to observe its duty under the Servicing Standard.

     Furthermore, based upon information contained in the 8-K, it appears that ORIX has applied a double standard in servicing the Mortgage Loans and that ORIX, as both Master Servicer and Special Servicer, has violated the Servicing Standard it is bound to follow under the Pooling and Servicing Agreement. The Servicing Standard requires that Master Servicer and Special Servicer service and administer the Mortgage Loans "in the same manner in which, and with the same care, skill, prudence and diligence with which, the Master Servicer or the Special Servicer, as the case may be, generally services and administers similar mortgage loans with similar borrowers (i) for other third-parties...."

     Based on currently available information, it appears that ORIX is treating Lehman, as a mortgage loan seller, more favorably than First Union. Both First Union and Lehman had similar Document Defects, as has been stated in the First Union Servicing Letter, as of the two year anniversary of the Closing Date (the "Outside Cure Date"). ORIX has taken the position with First Union that, if the alleged Document Defects were not cured by the Outside Cure Date, then, irrespective of whether such defects were subsequently cured, First Union is required to repurchase the mortgage loans in question. We have been told by you that Lehman also received from ORIX a letter demanding repurchase of loans contributed by Lehman as a result of alleged Document Defects which existed as of the Outside Cure Date. Further, you have informed us that it is your belief that ORIX has permitted Lehman to clear its similar exceptions after the Outside Cure Date and avoid any repurchase of Mortgage Loans with Document Defects in existence as of the Outside Cure Date. It appears that ORIX has violated the Servicing Standard by demanding that First Union repurchase the Mortgage Loans in question, even once exceptions have been cleared, while permitting Lehman to clear its similar exceptions and avoid any repurchase of Mortgage Loans which had Document Defects in existence as of the Outside Cure Date.

     Similarly, ORIX appears to have failed to give "due consideration to the customary and usual standards of practice of prudent institutional commercial mortgage lenders. . ." as required under the Pooling and Servicing Agreement as it is not the customary and usual practice of prudent institutional commercial mortgage lenders to require the repurchase of performing mortgage loans for insignificant document defects and thereby deny Certificateholders interest payments on said mortgage loans.

     As a party with significant control over the money of another, a fiduciary relationship between the Master Servicer who owns a first loss piece class of Certificates and the Certificateholders of other classes may exist. (See In re National Mortgage Equity Corp. Mortgage Pool Certificates, 682 F. Supp. 1073 (C.D. Cal. 1987), VAI v. Bank of America Nat'l. Trust & Sav. Ass'n., 56 Cal. 2d 329, 338 (1961)). Demanding repurchase by the Seller of currently performing Mortgage Loans merely because certain documents appear to be missing when the missing documents do not materially and adversely affect the interests of the Certificateholders or the value of the affected Mortgage Loans most probably would, in addition to constituting a breach of the Servicing Standard, be a breach of ORIX's fiduciary duty to other Certificateholders.